Exhibit 99.1

April 12, 2021

TO THE SHAREHOLDERS OF WAH FU EDUCATION GROUP LTD.

Enclosed is a Notice of the 2021 Annual General Meeting of Shareholders (the “Meeting”) of Wah Fu Education Group Ltd. (the “Company”), which will be held at the Beijing office of the Company at L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street, Xicheng District, Beijing, China 100088, on April 30, 2021 at 10:00 a.m. local time.

At the Meeting, the shareholders of the Company will consider and vote upon proposals:

1.	To appoint five directors to serve until the 2022 Annual General Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of Friedman LLP, as the Company’s independent registered public accounting firm for the fiscal year ended March 31, 2021 (“Proposal Two”); and

3.	To transact such other business as may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

Only holders of record of our ordinary shares of par value $0.01 each (the “Ordinary Shares”) at the close of business on April 12, 2021, will be entitled to vote at the Meeting.  Each Ordinary Share then held entitles the holder thereof to one (1) vote per proposal.

Adoption of Proposal One requires the affirmative vote of a majority in excess of 50% of the shares present in person or by proxy at the Meeting and vote on the proposal.  Adoption of Proposal Two requires the affirmative vote of a majority in excess of 50% of the shares present in person or by proxy at the Meeting and vote on the proposal.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

/s/ Yang Yu
Yang Yu
Chairman of Board

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

April 12, 2021

NOTICE IS HEREBY given that the 2021 Annual General Meeting of Shareholders (the “Meeting”) of Wah Fu Education Group Ltd. (the “Company”) will be held at 10:00 a.m. local time on April 30, 2021, at the Beijing office of the Company at L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street, Xicheng District, Beijing, China 100088, for the following purposes, of which Items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1.	To elect five directors to serve until the 2022 Annual General Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of Friedman LLP, as the Company’s independent registered public accounting firm for the fiscal year ended March 31, 2021 (“Proposal Two”); and

3.	To transact such other business as may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

The board of directors has fixed the close of business on April 12, 2021, as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

Only holders of record of our ordinary shares of par value US $0.01 each (the “Ordinary Shares”) at the close of business on April 12, 2021, will be entitled to vote at the Meeting.  Each Ordinary Share then held entitles the holder thereof to one (1) vote per proposal.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

All shareholders must present a form of personal photo identification in order to be admitted to the Meeting.  In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the Ordinary Shares on April 12, 2021.

If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Yang Yu
Yang Yu
Chairman of Board

April 12, 2021
Beijing, China

WAH FU EDUCATION GROUP LTD.

PROXY STATEMENT
FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 30, 2021

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Wah Fu Education Group Ltd., a British Virgin Islands corporation (the “Company”), for use at the 2021 Annual General Meeting of Shareholders (the “Meeting”) to be held at the Beijing office of the Company at L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street, Xicheng District, Beijing, China 100088, at 10:00 a.m. local time on April 30, 2021, or at any adjournment(s) or postponement(s) thereof, for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about April 12, 2021, to the shareholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

The Board has fixed the close of business on April 12, 2021 as the record date (the “Record Date”) for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.  As of the Record Date, there were 4,381,033 ordinary shares, par value US $0.01 per share (the “Ordinary Shares”) issued and outstanding.  Each shareholder of record on the Record Date is entitled to one (1) vote for each Ordinary Share then held.  The Ordinary Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment(s) or postponement(s) thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Shareholders.

A quorum of at least one-half of the votes of the Ordinary Shares outstanding as of the Record Date, present in person or by proxy, will be required to conduct the Meeting. If you choose to have your shares represented by proxy at the Meeting, you will be considered part of the quorum. Broker non-votes will be counted as present for purposes of determining whether quorum is established for the Meeting. If a quorum is not present at the Meeting, the Chairman of the Board may adjourn the meeting to a later date. If an adjournment is for more than thirty (30) days or a new record date is fixed for the adjourned meeting, we will provide notice of the adjourned meeting to each shareholder of record entitled to vote at the meeting.

The Ordinary Shares are listed on the NASDAQ Capital Market under the symbol “WAFU.”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company’s Beijing office, L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street, Xicheng District, Beijing, China 100088, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Board consists of five (5) directors.  As provided in the Company’s Memorandum of Association, as amended, each director is appointed to serve until the date of the next annual general meeting of the Company.  Directors appointed to the Board serve until the annual general meeting of shareholders one year after their appointment or until such director is otherwise removed or resigns.  The term of each current director expires at the Meeting.

The Board has nominated Yang Yu, Xinghui Yang, Defang Li, Yik C Chan and Wenxiang Xing. If duly appointed at this Meeting, each of the foregoing nominees will serve until the 2022 Annual General Meeting of Shareholders or whenever their successors are duly elected.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees.  It is expected that each nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees are set forth below:

Directors and Executive Officers	Age	Position/Title

Yang Yu	49	Chairman of the Board and Director

Xinghui Yang	50	Chief Executive Officer and Director

Defang Li	75	Director

Yik C Chan	63	Director

Wenxiang Xing	58	Director

Yang Yu has been serving as a director of the Company since September 2012 and as Chairman of the Board of Directors since April 2019. Mr. Yu has been serving as the executive director of several of our subsidiaries and variable interest entity, including the executive director of Beijing Huaxia Dadi Distance Learning Services Co., Ltd. (“Beijing Distance Learning”) since July 2015, the executive director of Beijing HuaXiaDaDi Digital Information Technology Co., Ltd. (“Beijing Digital Information”) since October 2012, the executive director of Shanghai Xia Shu network Technology Co., Ltd. since April 2016 and the executive director of Shanghai Xin Fu Network Technology Co., Ltd. since July 2015. He has also been the acting executive director of Beijing Hao Hua Hao Tai Investment Co., Ltd, an investment company, since July 2009. Mr. Yu obtained his Ph.D. in law from China University of Political Science & Law, a Master of Laws degree from Xian Jiaotong University and a Bachelor’s Degree in Medicine from The Fourth Military Medical University in Xi’an, China. We believe that Mr. Yu is well qualified to serve on our board due to his extensive experience with our business and industry and experience serving on boards of directors of other companies.

Xinghui Yang has been serving as director of the Company since March 2013 and Chief Executive Officer of the Company since April 2019. Mr. Yang has served as chief executive officer of our wholly owned subsidiary Beijing Distance Learning since March 2013 and Deputy General Manager of this subsidiary from November 2006 to February 2013. He has also been serving as chief executive officer of Beijing Digital Information since March 2013. While with Beijing Distance Learning, Mr. Yang managed the daily operations of the company. From October 2003 to October 2006, Mr. Yang served as Deputy General Manager of Beijing Meiming Media Co., Limited, an integrated marketing company. Mr. Yang obtained his B.S. in Industrial & Electrical Automation from Beijing Information Science & Technology University and his M.B.A from University of International Business and Economics in Beijing, China. We believe that Mr. Yang is well qualified to serve on our board due to his extensive experience with our business and industry as well as experience in business management.

Defang Li has been serving as an independent director since August 2018. Mr. Li has been a professor of Beijing Normal University since 1986. He has also held various leadership positions at the university, including Dean of the Continuing Education Department, Dean of Higher Vocational Education and Deputy Dean of Network Education School. In addition to his positions at Beijing Normal University, Mr. Li has been in leadership positions at various professional associations dedicated to education since 2005. He is currently Deputy Secretary of the National Colleges & Universities Modern Remote Education Collaboration, Vice President of Beijing Adult Education Association and Secretary of National Teachers’ Network Association. Mr. Li has published two books and over 20 articles on education related subjects. He received his M.A. in Social Anthropology, Cultural Anthropology & Folklore Studies and his B.A. in Chinese Literature from Beijing Normal University in Beijing, China. We believe that Mr. Li is well qualified to serve on our board due to his extensive experience with the education industry in China.

Yik C Chan has been serving as an independent director since August 2018. Since 2016, Mr. Chan has served as the Managing Director Asia of IAA-Advisory Associates, which provides specialized advisory services in leasing and asset finance in the areas of strategy and planning, corporate development, mergers and acquisitions, vendor and captive finance, turnaround and restructures, international expansion and funding strategies. Before joining IAA, from 2012 to 2016, Mr. Chan served as Operating Partner of CITIC Capital, one of the largest private equity firms in China, where he operated in the non-bank financial services industry, including leasing, commercial factoring and supply chains financing. From 2007 to 2012, Mr. Chan served as Chief Executive Officer of BNP Paribas Leasing Solutions China, a provider of leasing and finance solutions, a position he held from the company’s inception in 2007. Mr. Chan is an experienced general manager and finance and treasury executive with more than 30 years’ experience in private equity, global leasing, supply chains, and structured finance in the U.S., Pan Asia and China. Mr. Chan is a Certified Public Accountant in the U.S., and received a B.A. in Accounting from Baruch College and a M.B.A. in Business Administration from New York University.  We believe that Mr. Chan is well qualified to serve on our board due to his experience in finance and international business transactions.

Wenxiang Xing has been serving as an independent director since December 2018. Mr. Xing has been a professor of Central University of Finance and Economics since July 2008 and was a professor of China University of Geosciences from November 2005 to July 2008. Mr. Xing has previously served as a director of a number of companies. He has served as Chairman of the Board of Directors of Hangzhou Jinjiang Group Ecology Technology Co., Ltd. since August 2016. From March 2000 to November 2005, he served as President of Yida Group Co., Ltd and Chairman of the Board of Directors of Yida Group Investment & Development Co., Ltd. In addition, Mr. Xing has served as an independent director of other public companies. He served as an independent director of Fujian Longma Environmental Sanitation Equipment Co., Ltd from September 2010 to September 2016. He also served as an independent director of Yi Lianzhong Information Technology Co. Ltd. from June 2012 to June 2018. Mr. Xing received a Ph.D. in Chinese philosophy from Hebei University in 2010, a Master’s degree in Economics in 1994 from Liaoning University and a Bachelor’s degree in philosophy in 1984 from the same institution. We believe that Mr. Xing is well qualified to serve on our board due to his prior experience serving on other boards of directors and understanding of corporate governance.

The following committees of the Board all consist of independent directors:

●	Audit Committee. The Board established an Audit Committee, which is responsible for reviewing the Company’s accounting controls and the appointment of the Company’s outside auditors. The Audit Committee currently consists of Yik C. Chan (Chair), Wenxiang Xing and Defang Li .

●	Compensation Committee. The Board established a Compensation Committee, which is responsible for implementing, reviewing and approving the Company’s compensation plans to its employees and directors. The Compensation Committee currently consists of Wenxiang Xing (Chair) and Yik C. Chan.

●	Nominating and Corporate Governance Committee. The Board established a Nominating and Corporate Governance Committee, which is responsible for establishing criteria and qualifications for membership on the Board, selecting candidates, and monitoring and recommending subcommittees of the Board for the appropriate corporate governance guidelines. The Nominating and Corporate Governance Committee currently consists of Defang Li (Chair) and Yik C. Chan.

In the event that the nominees are duly elected as members of our Board, each of them will be appointed to serve on the committee(s) of which such nominee is currently a member.

Required Vote.  Approval of Proposal One will require the affirmative vote of a majority in excess of 50% of the shares present in person or by proxy at the Meeting and vote on the proposal. Abstentions and broker non-votes have no impact on the appointment of director nominees pursuant to this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE APPOINTMENT OF EACH OF THE NOMINEES.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board is submitting for ratification at the Meeting the selection of Friedman LLP (“Friedman”) as the Company’s independent registered public accounting firm auditors for the fiscal year ended March 31, 2021. Friedman was appointed as the Company’s independent registered public accounting firm by the Audit Committee on April 9, 2021.

Friedman has advised the Company that it does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company other than in its capacity as the Company’s independent registered public accounting firm.

All services rendered by Friedman are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Two will require the affirmative vote of the majority in excess of 50% of the shares present in person or by proxy at the Meeting and vote on the proposal. Abstentions and broker non-votes have no impact on this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF FRIEDMAN LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDED MARCH 31, 2021.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, telegraph, electronic mail or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

REPORTS TO SHAREHOLDERS

The Company’s latest annual report on Form 20-F to shareholders for the year ended March 31, 2020 (the “Annual Report”) and this Proxy Statement are available on the Company’s website at www.edu-edu.com.  Upon request, and without charge, the Company will furnish each person to whom this Proxy Statement is delivered with a copy of the Company’s Annual Report.  To request a copy, please email to Raincy Du, at  ir@edu-edu.com.cn or write to Investor Relations, Wah Fu Education Group Ltd.,  L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street, Xicheng District, Beijing, China 100088.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Yang Yu
Yang Yu
Chairman of Board

April 12, 2021
Beijing, China